Mail Stop 6010

								June 17, 2005


Michael Lee
President and Chief Executive Officer
AlphaRx, Inc.
200-168 Konrad Crescent
Markham, Ontario, Canada L3R 9T9

	Re:	AlphaRx, Inc.
		Form 10-KSB/A for the Fiscal Year Ended September 30,
2004
		File No. 0-30813

Dear Mr. Lee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A

General

1. Please be aware that you will need to amend your Form SB-2 post-effective amendment, file number 333-118852, to comply with our comments.

2. In your amended Form SB-2, you should also discuss, in the same level of detail as is contained in your Forms 8-K filed on May 18, 2005 and June 6, 2005, the information about the joint venture with
Basin Industrial Limited and the manufacturing and distribution license agreement with Alpha AP.

Company Overview, page 3

3. We reissue comment 2 in part. Although you provided your proposed revisions, you did not address the aspect of the comment requesting that you file as exhibits the agreements with Industria
Farmaceutica
Andromaco and Loblaws Group. Please file these agreements to the extent they exist.

Product Pipeline, page 5

4. We note your proposed revisions pursuant to comment 5, and we reissue the comment in part. For all four products marked as "Preclinical underway," please identify the countries in which clinical trials will initially take place if they occur at all.

Government Regulation, page 8

5. We note your revisions pursuant to comment 10. Based on your proposed disclosure, it appears you are not familiar with the Mexican regulatory scheme but, rather, depend on Industria Farmaceutica Andromaco to comply with all applicable laws in Mexico. Are you following this same practice in Canada? If so, please identify the party upon whom you are depending, discuss your relationship with that party, and file as exhibits any written agreements you have with them. If not, please provide a detailed discussion of the Canadian regulatory structure and approval process.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Restuls of Operations

General, page 17

6. We note your response to comment 12. Please include in your proposed disclosure the reasons why you cannot disclose the information requested as stated in your response. Additionally, if the nature, timing and estimated costs to complete a project are estimable, consider disclosing a range of estimated costs. If these amounts are inestimable, please disclose specifically cannot be estimated.


Financial Statements

Note 13.  Stock Option Plans, page F-13

7. As it appears that there exist employee options outstanding as of
September 30, 2004, please provide the pro-forma disclosures required by paragraph 45 of SFAS 123.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	David M. Pedley and Robert E. Fleu, Esqs.
	Pedley Zielke Gordinier & Pence, PLLC
	2000 Meidinger Tower
	Louisville, Kentucky 40202
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Michael Lee
AlphaRx, Inc.
June 17, 2005
Page 1